INVESTORS CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	9,127,992
Deposit with clearing organization		175,000
Receivables:		
Brokers and clearing organizations		3,830,638
Employees and registered representatives		2,072,539
Other		1,174,027
Securities owned, at fair value		1,469
Property and equipment, net of accumulated depreciation of $16,522		14,653
Other assets		995,182
Due from related parties, net		2,215,088
Total Assets	**$**	**19,606,588**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables:		
Brokers and clearing organization	$	5,578,493
Other		198,424
Accrued liabilities		2,330,059
Subordinated borrowings		2,000,000
Income taxes payable		31,418
Interest payable		41,250
Due to related party		394,887
Other liabilities		1,144,515
Total liabilities		11,719,046

Commitments and contingencies (Note 10)

Stockholder's equity:		
Common stock; no par value, 150,000 shares authorized,		
1,000 shares issued and outstanding		8,440,796
Retained Earnings		(553,254)
Total stockholder's equity		7,887,542
Total Liabilities and Stockholder's Equity	**$**	**19,606,588**

See notes to financial statements.